Gordon K. Ho. T: +1 650 843 5190 gho@cooley.com	VIA EDGAR

January 27, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

RE: Revance Therapeutics, Inc.

Registration Statement on Form S-1

(Registration File No. 333-193154)

Dear Mr. Riedler:

On behalf of our client, Revance Therapeutics, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 15, 2014 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on December 31, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company has filed an Amendment No. 1. to the Registration Statement with the Commission (the “Amendment”).

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Amendment and all per share amounts in the Company’s responses reflect a one-for-fifteen reverse stock split of its common stock and convertible preferred stock, as described in the Amendment.

Staff Comments and Company Responses

Executive Compensation, page 129

1.	Please amend your registration statement to update all of your executive compensation disclosure to also reflect salary, bonuses, equity grants and all other awards for the calendar year ended on December 31, 2013.

Response:

The Company respectfully advises the Staff that it has updated the executive compensation disclosure beginning on page 129 of the Amendment to reflect salary, bonuses, equity grants and all other awards for the calendar year ended on December 31, 2013.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

January 27, 2014

Page Two

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

13. Convertible Preferred Stock, page F-38

2.	Please refer to prior comment 2. Please tell us how you considered the issuance of the Series E-5 convertible preferred stock at $1.50 in determining the fair value of the Series E-1, 2 and 3 convertible preferred stock.

Response:

The Company respectfully advises the Staff that it has updated the disclosure on page F-39 of the Amendment to explain how the Company considered the issuance of the Series E-5 convertible preferred stock at $22.50 per share in determining the fair value of the Series E-1, E-2, and E-3 convertible preferred stock. The Company’s Board of Directors determined the fair value of the Series E-5 convertible preferred stock to be $22.50 per share based in part on the results of a third party valuation prepared as of March 31, 2013 as described on pages 76-77 of the Amendment. The March 31, 2013 valuation was prepared on a minority, nonmarketable interest basis. The Company’s aggregate enterprise value was determined using the income approach and a form of market approach under the probability-weighted expected return method (“PWERM”).

For the PWERM market-based approach, the Company established an equity value under three scenarios: (i) based on values of IPOs for other biotech and pharmaceutical companies over the past three years focusing primarily on companies that were in phase 3 trials with the FDA, (ii) based on a range of market multiples compared to its estimated 2017 revenues discounted back to its estimated IPO date, and (iii) based on current trading values of comparable aesthetic, late-stage and fast-follower companies. In each of these scenarios, all of the shares of the Company’s convertible preferred stock are assumed to convert automatically into common stock upon the closing of an initial public offering. The elimination of economic rights and preferences of each class of Series E convertible preferred stock in connection with an initial public offering results in fair values that are equal across each class of shares. The Series E-1, E-2, E-3, E-4 and E-5 convertible preferred stock were valued at $15.00 per share prior to any discount for lack of marketability.

For the income approach, the value of each security is conditioned upon its respective rights and restrictions, including liquidation preference, ranking, and conversion rights, such that shares of Series E-1, E-2, E-3 and E-4 convertible preferred stock are valued at less than shares of Series E-5 convertible preferred stock. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the Series E-1, E-2, E-3 and E-4 convertible preferred stock are entitled to receive one (1) times the original issue price, or $22.425 per share, plus all declared and unpaid dividends on such shares, while the holders of the Series E-5 convertible preferred stock are entitled to receive one and one-half (1.5) times the original issue price, or $33.6375 per share, plus all declared and unpaid dividends on such shares. If, upon the occurrence of a liquidation event, the assets and funds distributed among the holders of convertible preferred stock are insufficient to permit the payment to such holders of their full preferential amount, then the holders of the Series E-5

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

January 27, 2014

Page Three

convertible preferred stock are entitled to receive any distribution of assets prior and in preference to holders of the Series E-1, E-2, E-3 and E-4 convertible preferred stock, i.e. the holders of Series E-5 convertible preferred stock are ranked senior to the Series E-4, E-3, E-2, and E-1 convertible preferred stock. The enterprise value derived under the income approach, after adding back current cash holdings and backing out outstanding debt to determine an equity value, was then allocated among the securities utilizing an option pricing model (“OPM”). Under the income approach, the Series E-5 convertible preferred stock was valued at $33.60 per share prior to any discount for lack of marketability, while the Series E-4, E-3, E-2, and E-1 convertible preferred stock were valued at $12.60, $1.95, $1.05, and $0.75 per share, respectively, prior to any discount for lack of marketability based on the change of control scenarios considered in the March 31, 2013 valuation.

The resulting preferred stock fair values were then weighted by estimating a 60% probability to the fair value determined under the PWERM market-based approach and a 40% probability to the fair value determined under the income approach. The outcome of this weighted-average Series E-5 convertible preferred stock value was concluded to be $22.50 per share, prior to any discount for lack of marketability, which reconciles to the Series E-5 convertible preferred stock issue price. The same weighting was applied to all of the other classes of Series E preferred stock to derive their concluded values, which resulted in weighted-average values for the Series E-4, E-3, E-2, and E-1 convertible preferred stock of $14.10, $9.90, $9.45, and $9.30 per share, respectively, prior to any discount for lack of marketability.

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FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

January 27, 2014

Page Four

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Registration Statement or this response letter to me at (650) 843-5190 or Mark B. Weeks at (650) 843-5011.

Sincerely,

/s/ Gordon K. Ho

Gordon K. Ho

cc:	Tabatha McCullom and John Krug, United States Securities and Exchange Commission

L. Daniel Browne, Revance Therapeutics, Inc.

Lauren P. Silvernail, Revance Therapeutics, Inc.

Mark B. Weeks, Cooley LLP

Bruce K. Dallas, Davis Polk & Wardwell LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM